PricewaterhouseCoopers LLP Chartered Accountants PO Box 82 Royal Trust Tower, Suite 3000 Toronto Dominion Centre Toronto, Ontario Canada M5K 1G8 Telephone +1 416 863 1133 Facsimile +1 416 365 8215
CONSENT OF INDEPENDENT ACCOUNTANTS
We hereby consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-14148), on Form F-9 (File Nos. 333-120133 and 333-106592) and on Form S-8 (File Nos. 333-121500, 333-131715 and 333-135769) of Barrick Gold Corporation (the “Corporation”) and the Registration Statements on Form F-9 of Barrick Gold Finance Company (File No. 333-120133-01) and on Form F-9 of Barrick Gold Inc. (File Nos. 333-120133-02 and 333-106592-01) of our report dated February 21, 2007 relating to the Corporation’s consolidated financial statements, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting which appears in the Corporation’s Annual Report, which is contained in Exhibit 99.1 on Form 6-K.

Chartered Accountants
Toronto, Ontario
March 28, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.